EXHIBIT 99.59

NEWS RELEASE	October 14, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION; ADDITION TO NEW S&P/TSX INDEX AND SCHEDULES RELEASE OF THIRD QUARTER 2005 RESULTS

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on November 15, 2005 to unitholders of record on October 31, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on October 27, 2005.

The Trust’s trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 10.7 percent, based on an October 13 closing price of $18.13 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 37 consecutive monthly payments at this level.

Acclaim has also received notification from the Toronto Stock Exchange (TSX) that it has been selected for inclusion in the provisional S&P/TSX Composite Index to be implemented initially on December 15, 2005 and at March 15, 2006. Acclaim Energy Trust applauds the S&P Index Committee for remaining with its scheduled implementation for orderly inclusion of income trusts into the S&P/TSX Composite Index.  This step adds further recognition and acknowledgement of the importance of the income fund sector in Canadian and international capital markets.

Acclaim has scheduled the release of its third quarter 2005 financial and operating results following the close of markets on Thursday, November 3, 2005.  A conference call and audio webcast will be held at 9:00 am Calgary time on Friday, November 4, 2005.  The call in numbers are 1-877-888-3490 and 416-695-9753.   The audio webcast will be available at Acclaim’s website at www.acclaimtrust.com

On September 19, 2005, Acclaim Energy Trust and StarPoint Energy Trust (spn.un: tsx) announced their intentions to merge to form a new, benchmark Canadian energy trust.  The merger remains on schedule with the mailing of the information circular in mid November, unitholder meetings in mid December and anticipated closing in early January 2006. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.